VIA EDGAR

November 15, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Clover Health Investments, Corp.
    Registration Statement on Form S-1
    (File No. 333-261078)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters, hereby join Clover Health Investments, Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261078) (the “Registration Statement”) to become effective on November 17, 2021, at 4:30 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Dean Poniros
Name: Dean Poniros
Title: Director

DEUTSCHE BANK SECURITIES INC.

By: /s/ Jorge Barreiro
Name: Jorge Barreiro
Title: Managing Director

By: /s/ Beau Bohm
Name: Beau Bohm
Title: Managing Director

[Signature Page to Acceleration Request]